Booz Allen Hamilton Inc. 8285 Greensboro Drive McLean, VA 22102 Tel: (202) 905-7944 Email Bernstein_jacob@bah.com www.boozallen.com

March 20, 2025

VIA EDGAR

Keira Nakada

Angela Lumley

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Booz Allen Hamilton Holding Corp

Form 10-K for Fiscal Year Ended March 31, 2024 Filed May 24, 2024

File No. 001-34972

Ladies and Gentlemen:

This letter sets forth the responses of Booz Allen Hamilton Holding Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated March 7, 2025, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (the “2024 Form 10-K”) filed with the SEC on May 24, 2024. The Commission’s comment is set forth below in bold/italics, and the Company’s response is set forth in plain text immediately following the comment.

Please let us know if we can provide additional information to assist in the review process.

Form 10-K for Fiscal Year Ended March 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Non-GAAP Measures, page 51

1.	Please disclose how management uses the free cash flow conversion measure and why you believe it provides useful information to investors. In addition, to the extent its most comparable GAAP measure is not commonly used, describe what it represents and how it is calculated. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Free Cash Flow Conversion is calculated as Free Cash Flow (net cash generated from operating activities less the impact of purchases of property, equipment, and software) divided by Adjusted Net Income. The Company has historically used this measure to monitor its cash generation and ability to fund business activities as well as to provide information to investors regarding the Company’s ability to convert the Company’s Adjusted Net Income into cash.

The most comparable GAAP measure to Free Cash Flow Conversion is Operating Cash Flow Conversion, which is calculated as net cash generated from operating activities divided by Net Income. Operating Cash Flow Conversion measures the efficiency with which the Company converts its net income into cash generated from operating activities on a GAAP basis.

The Company further advises the Staff that it will no longer disclose Free Cash Flow Conversion in its future filings starting with its Form 10-K for the fiscal year ending March 31, 2025.

*    *    *    *

If you have any questions regarding this letter, please do not hesitate to call me at (703) 377-0209.

Sincerely,

/s/ Jacob D. Bernstein

Jacob D. Bernstein
Deputy General Counsel & Secretary
Booz Allen Hamilton Holding Corporation

cc:	Keira Nakada
Angela Lumley
Securities and Exchange Commission

Horacio D. Rozanski
Matthew A. Calderone
Nancy J. Laben
Booz Allen Hamilton Holding Corporation

Matthew E. Kaplan
Benjamin R. Pedersen
Debevoise & Plimpton LLP